SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 2)


                              eUniverse, Inc.
 ---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value 0.001 per share
 --------------------------------------------------------------------------
                      (Title of Class and Securities)


                                298 412 10 7
 -------------------------------------------------------------------------
                               (CUSIP Number)

                              Thomas C. Tyrell
                              General Counsel
                       Sony Music Entertainment Inc.
                             550 Madison Avenue
                          New York, New York 10022
                               (212) 833-8000

                              with a copy to:

                         David J. Goldschmidt, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                               4 Times Square
                             New York, NY 10036
                               (212) 735-3000
     ------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 25, 2001
        -----------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (continued on following page)
                            (Page 1 of 8 Pages


                                SCHEDULE 13D
CUSIP No. 298 412 10 7                                     Page 2 of 8 Pages

-----------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Sony Music Entertainment Inc.
-----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                   (a)  (   )
                                                                   (b)  (   )
-----------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO
-----------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                     (   )
-----------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
           NUMBER OF                       0
              SHARES         ------------------------------------------------
         BENEFICIALLY        8.       SHARED VOTING POWER
            OWNED BY                       5,289,231 (1)
               EACH          ------------------------------------------------
           REPORTING         9.       SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH           ------------------------------------------------
                            10.       SHARED DISPOSITIVE POWER
                                           5,289,231
-----------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,289,231
-----------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                                (   )
                           Not Applicable
-----------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         21.2%   (2)
-----------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO

-----------------------------------------------------------------------------
         (1) 550 Digital Media Ventures Inc. ("550 DMV") holds these shares and is an indirect wholly-owned subsidiary of Sony Music Entertainment Inc. ("Sony Music"). Accordingly,
                  Sony Music has beneficial ownership of the shares.

         (2)      Based on 24,964,792 shares outstanding: (1) 3,366,154
                  shares issued to 550 DMV as described herein; (2) 19,675,561 shares outstanding as of September 30, 2001 as reported in eUniverse, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2001, for the quarterly period ended September 30, 2001; and (3) an additional 1,923,077 shares (assuming conversion today of the Series B Preferred Stock (described herein)) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended.




                                SCHEDULE 13D

CUSIP No. 298 412 10 7                                     Page 3 of  8 Pages

-----------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Sony Corporation of America
-----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a) (   )
                                                         (b) (   )
-----------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO
-----------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                     (   )
-----------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
           NUMBER OF                       0
            SHARES       ----------------------------------------------------
         BENEFICIALLY    8.       SHARED VOTING POWER
           OWNED BY                        5,289,231 (1)
             EACH        ----------------------------------------------------
           REPORTING     9.       SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH        ----------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER
                                           5,289,231
-----------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,289,231
-----------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                               (   )
                           Not Applicable
-----------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         21.2%   (2)
-----------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------------------

         (1) 550 Digital Media Ventures Inc. holds these shares and is an indirect subsidiary of Sony Music Entertainment Inc. ("Sony Music"). Sony Music is an indirect wholly-owned subsidiary of Sony Corporation of America ("SCA"). Accordingly, SCA has beneficial ownership of these shares.

         (2)      Based on 24,964,792 shares outstanding: (1) 3,366,154
                  shares issued to 550 DMV as described herein; (2) 19,675,561 shares outstanding as of September 30, 2001 as reported in eUniverse, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2001, for the quarterly period ended September 30, 2001; and (3) an additional 1,923,077 shares (assuming conversion today of the Series B Preferred Stock (described herein)) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended.




                                SCHEDULE 13D
CUSIP No. 298 412 10 7                                     Page 4 of 8 Pages

-----------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         550 Digital Media Ventures Inc.
-----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a) (   )
                                                         (b) (   )
-----------------------------------------------------------------------------
3.       SEC USE ONLY
-----------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO
-----------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      (   )
-----------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
           NUMBER OF             0
            SHARES      -----------------------------------------------------
         BENEFICIALLY   8.       SHARED VOTING POWER
           OWNED BY                        5,289,231
             EACH       -----------------------------------------------------
           REPORTING    9.       SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH       -----------------------------------------------------
                       10.       SHARED DISPOSITIVE POWER
                                 5,289,231
-----------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,289,231
-----------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                                (   )
                           Not Applicable
-----------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         21.2%    (1)
-----------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------------------


         (1)      Based on 24,964,792 shares outstanding: (1) 3,366,154
                  shares issued to 550 DMV as described herein; (2) 19,675,561 shares outstanding as of September 30, 2001 as reported in eUniverse, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2001, for the quarterly period ended September 30, 2001; and (3) an additional 1,923,077 shares (assuming conversion today of the Series B Preferred Stock (described herein)) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended.


                                                          Page 5 of 8 Pages


         This Amendment No. 2 amends and supplements the statement on
Schedule 13D, as amended (the "Schedule 13D") originally filed with the SEC on September 19, 2001 and amended on August 10, 2001 by Sony Corporation of America, a Delaware corporation, Sony Music Entertainment, Inc., a New York corporation, and 550 Digital Media Ventures Inc. ("550 DMV"), a Delaware corporation, relating to the common stock, par value $0.001 per share (the "eUniverse Common Stock"), of eUniverse, Inc., a Nevada Corporation ("eUniverse"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 2.

Item 4.    Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following thereto:

         On July 13, 2001, 550 DMV, and eUniverse entered into (i) the Share Purchase Agreement together with Indimi Inc., Indimi, L.L.C. and Sony Music Entertainment Inc., and (ii) the Stock Purchase Agreement with 550 DMV.

         On October 25, 2001, pursuant to the Share Purchase Agreement, eUniverse purchased Indimi, L.L.C., which is substantially made up of InfoBeat, a personalized news and entertainment email service from 550 DMV for by delivering 3,058,461 shares of eUniverse Common Stock to 550 DMV.

         On October 25, 2001, pursuant to the Stock Purchase Agreement, 550 DMV (i) made a $5,000,000 equity investment (the "Preferred Purchase Price") in eUniverse in the form of Series B Convertible Preferred Stock, par value $0.10 per share (the "Series B Preferred Stock"), convertible into 1,923,077 shares of eUniverse Common Stock, (ii) gained a seat on the Board of Directors of eUniverse, and (iii) tendered existing warrants (described in the Schedule 13D) for 307,692 shares of eUniverse Common Stock. On August 6, 2001, pursuant to Section 13.17 of the Stock Purchase Agreement, eUniverse borrowed $2,500,000 from 550 DMV pursuant to the terms of the Promissory Note. On October 25, 2001 eUniverse repaid the Promissory Note by giving 550 DMV a $2,500,000 credit towards the Preferred Purchase Price.

         In order to issue the Series B Preferred Stock, eUniverse filed a Certificate of Designation (the "Certificate of Designation") with the Secretary of State of the State of Nevada on October 19, 2001 which is incorporated by reference herein and attached as Exhibit 99.1 hereto.

         Pursuant to the Certificate of Designation, each share of Series B Preferred Stock is convertible, at the option of the holder at any time after the issuance of such share, into such number of shares of eUniverse Common Stock as is determined by dividing $2.60 by the Conversion Price (as defined in the Certificate of Designation) in effect on the date such share certificates are surrendered for conversion. The initial Conversion price is $2.60, subject to standard anti-dilution provisions. Assuming conversion on the date hereof, the Reporting Persons would receive 1,923,077 shares of eUniverse Common Stock. Accordingly, the Reporting Persons, through their ownership of 1,923,077 shares of Series B Preferred Stock, have acquired, and for the purpose of Rule 13d-3(3) promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"), beneficially own 1,923,077 shares of eUniverse Common Stock, representing approximately 7.85% of the outstanding shares of the eUniverse.

         Pursuant to the terms of the Stock Purchase Agreement, on October 25, 2001, 550 DMV tendered that certain Secured Promissory Note in the aggregate principal amount of $3,155,670 (the "Original Note") to eUniverse. In exchange for the Original Note, eUniverse issued an Amended and Restated Convertible Secured Promissory Note dated October 24, 2001 to 550 DMV (the "Convertible Note") and entered into that certain Loan Extension Agreement, dated October 24, 2001, with 550 DMV (collectively the "Loan Documentation"), which are attached as Exhibit 99.2 hereto and incorporated herein by reference. The Convertible Note is entitled to the benefit of that certain Security Agreement dated as of September 6, 2000 (the "Security Agreement"), between 550 DMV and eUniverse, pursuant to which 550 DMV is granted a first priority security interest in the Collateral (as such term is defined in the Security Agreement). The Convertible Note is convertible into the Series B Preferred Stock at the option of eUniverse after March 31, 2001, or , if earlier, upon and Event of Default or Change of Control (as such terms are defined in the Loan Documentation). The eUniverse Common Stock issuable upon conversion of the Series B Preferred Stock have not been included in the Reporting Persons' "beneficial ownership" calculation as per Rule 13d-3(d)(1) promulgated under the Exchange Act.


                                                          Page 6 of 8 Pages


         In order to facilitate the consummation of the transactions contemplated by the Share Purchase Agreement and the Stock Purchase Agreement and in consideration thereof, 550 DMV entered into Voting Agreements (the "Voting Agreements"), dated as of July 20, 2001, with certain stockholders of eUniverse named therein (collectively, the "Stockholders") whereby the Stockholders granted 550 DMV an irrevocable proxy to vote 9,737,000 shares of eUniverse Common Stock beneficially owned by them in favor of the approval of the transactions contemplated in the Purchase Agreements. 550 DMV did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements. On October 18, 2001, the shares were voted in favor of the transactions contemplated by Share Purchase Agreement and Stock Purchase Agreement. The Voting Agreements have terminated pursuant to their terms.

         References to, and descriptions of, the Certificate of Designation, and the Loan Documentation set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Certificate of Designation and the Loan Documentation attached hereto as Exhibits 99.1 and 99.2 respectively, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.    Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Items 4 and 5 and the information set forth below.

         The Company and 550 DMV have entered into a Registration Rights Agreement (the "Registration Rights Agreement"), attached hereto as Exhibit
99.3 and incorporated herein by reference, which grants the 550 DMV certain rights with respect to registration under the Securities Act of 1933, as amended (the "Act"). Under the terms of the Registration Rights Agreement, beginning two and one half (2 1/2) years from the date of the Registration Rights Agreement (April 24, 2004), the holders of a majority of Registrable Common Stock may request registration under the Act of the then outstanding Registrable Common Stock. Registrable Common Stock is defined as (i) the Series B Preferred Stock and the shares of eUniverse Common stock issued or issuable upon conversion of or otherwise pursuant to the Series B Preferred Stock, (ii) any securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange by the Company generally for, or in replacement by the Company generally of, the Series B Preferred Stock or the eUniverse Common Stock issued upon conversion of the Series B Preferred Stock, or (iii) any securities issued in exchange for Registrable Securities in any merger or reorganization of the Company.

         The Registration Rights Agreement also grants "piggy-back" rights to 550 DMV to participate in certain registration statements filed by the Company in the event that a registration statement as described in the preceding paragraph is not effective.

         References to, and descriptions of, the Registration Rights Agreement set forth above in this Item 5 are qualified in their entirety by reference to the copy of the Registration Rights Agreement attached hereto as Exhibits 99.3, and incorporated in this Item 5 in its entirety where such references and descriptions appear.


                                                          Page 7 or 8 Pages


Item 7.    Material to be Filed as Exhibits.

99.1 Certificate of Designation of Series B Preferred Convertible Preferred Stock of eUniverse, Inc. filed with the Nevada Secretary of State on October 19, 2001.

99.2 Loan Extension Agreement by and between eUniverse, Inc. and 550 Digital Media Ventures Inc., dated October 24, 2001 (the "Agreement") and the Amended and Restated Secured Promissory Note, dated October 24, 2001 (attached as an exhibit to the Agreement) made in connection therewith by eUniverse, Inc. to 550 Digital Media Ventures Inc.

99.3 Registration Rights Agreement, dated October 24, 2001, between eUniverse, Inc. and 550 Digital Media Ventures Inc.


                                                          Page 8 of 8 Pages


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 16, 2001

                                 SONY CORPORATION OF AMERICA


                                 By: /s/ Kenneth L. Nees
                                     -----------------------------------
                                     Name:  Kenneth L. Nees
                                     Title: Senior Vice President & Secretary


                                 SONY MUSIC ENTERTAINMENT INC.


                                 By: /s/ Thomas Tyrrell
                                     -----------------------------------
                                     Name:   Thomas Tyrrell
                                     Title:  Executive Vice President & General
                                             Counsel


                                 550 DIGITAL MEDIA VENTURES INC.


                                 By: /s/ Mark Eisenberg
                                     -----------------------------------
                                     Name:  Mark Eisenberg
                                     Title: Senior Vice President and
                                            General Counsel



                               Exhibit Index

EXHIBIT    DESCRIPTION

99.1 Certificate of Designation of Series B Preferred Convertible Preferred Stock of eUniverse, Inc. filed with the Nevada Secretary of State on October 19, 2001.

99.2 Loan Extension Agreement by and between eUniverse, Inc. and 550 Digital Media Ventures Inc., dated October 24, 2001 (the "Agreement") and the Amended and Restated Secured Promissory Note, dated October 24, 2001 (attached as an exhibit to the Agreement) made in connection therewith by eUniverse, Inc. to 550 Digital Media Ventures Inc.

99.3 Registration Rights Agreement, dated October 24, 2001, between eUniverse, Inc. and 550 Digital Media Ventures Inc.